Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

8% Senior Secured USD 140 million Notes Due 2009

We consent to the inclusion, in the 4 February 2004 Form S-4 Registration Statement of Resolution Performance Products LLC and RPP Capital Corporation, of our report dated 15 September 2000 (except as to Note 10.5 which is as of 27 October 2000) on the balance sheet of Shell Nederland Chemie B.V’s Resins Business as at 30 June 2000, and the related statements of income, comprehensive income and owner’s net investment and of cash flows for the six-month period ended 30 June 2000, and to the reference to our firm under the heading “Experts” in the prospectus included in the Registration Statement.

/S/    KPMG ACE N.V.

Rotterdam, The Netherlands

4 February 2004

Initials for identification purposes:

Ref.: L. Atkins

KPMG Accountants N.V. KPMG Accountants N.V., registered under number 33263683 with the Chamber of Commerce in Amsterdam, is a member of KPMG International, a Swiss corporation.